Exhibit 11 GENERAL MILLS, INC. COMPUTATION OF EARNINGS PER SHARE (In Millions, Except per Share Data)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Feb. 23, 2003	Feb. 24, 2002	Feb. 23, 2003	Feb. 24, 2002

Net Earnings	$240	$82	$692	$401

Average Number of Common Shares –
Basic EPS (a)	369	366	368	319
Incremental Share Effect from:
–Stock options (b)	9	12	8	11
–Restricted stock, stock rights
and puts	1	—	1	—

Average Number of Common Shares –
Diluted EPS	379	378	377	330

Earnings per Share – Basic	$.65	$.23	$1.88	$1.26

Earnings per Share – Diluted	$.63	$.22	$1.84	$1.22

Notes to Exhibit 11:

(a)	Computed as the weighted average of net shares outstanding on stock-exchange trading days.

(b)

Incremental shares from stock options are computed by the “treasury stock” method. This method first determines the number of shares issuable under stock options that had an option price below the average market price for the period, and then deducts the number of shares that could have been repurchased with the proceeds of options exercised.